UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 20, 2022

Commission File Number: 001-39307

 Legend Biotech Corporation
 (Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Non-Reliance on Previously Issued Financial Statements

On October 19, 2022, the audit committee (the “Audit Committee”) of Legend Biotech Corporation (the “Company”), based on the recommendation of, and after consultation with, the Company’s management, concluded that the Company’s previously issued audited financial statements as of and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 (the “Audited Affected Financials”) and the unaudited interim financial information included in Form 6-K for the three months ended March 31, 2022 (the “Unaudited Affected Financials” and together with the Audited Affected Financials, the “Affected Financials”) should no longer be relied upon. This has been discussed with Ernst & Young Hua Ming LLP (“EYHM”), the Company’s independent registered public accounting firm for the Audited Affected Financials, and with Ernst & Young LLP (“EY”), the Company’s current independent registered public accounting firm. Similarly, related press releases, shareholder communications, investor presentations or other communications describing relevant portions of the Affected Financials should no longer be relied upon.

As previously disclosed, in December 2017, the Company entered into a worldwide collaboration and license agreement with Janssen for the worldwide development and commercialization of cilta-cel (the “Janssen Agreement”). Historically, the Company has recognized revenue under the Janssen Agreement pursuant to two performance obligations: (i) the sale of the commercial license for cilta-cel (the “Commercial License”) and (ii) service on the Joint Steering Committee (the “JSC”) under the collaboration. The sale of the Commercial License was recognized as revenue at the time of sale and the revenue the Company recognized as a result of its service on the JSC was recognized over the term of the clinical development plan under the Janssen Agreement.

Management has determined that the original valuation of the Commercial License was understated and, as a result, the accounting for revenue recognition in the Affected Financials was materially incorrect. The reconsideration of revenue recognition under the Janssen Agreement will change the timing of reporting revenue under the agreement, but will not change the expected overall revenue the Company expects to receive under the agreement.

The Company intends to restate the Audited Affected Financials in an amendment to its Form 20-F for the year ended December 31, 2021, and the Unaudited Affected Financials in an amendment to its Form 6-K related to the Company’s interim financial information for the three months ended March 31, 2022 (the “Restatement”). The Company does not expect any of the above changes to have any impact on the Company’s cash position, cash flow, or liquidity. The Company is in the process of evaluating and finalizing the accounting conclusions and restatement adjustments for the Affected Financials.

The Company’s management and the Audit Committee have discussed the matters disclosed in this Form 6-K with EYHM and EY.

Forward-Looking Statements

Statements in this Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Restatement, the filing of the amendments to the Company’s 20-F and 6-K and the impacts of the Restatement on the Company’s financial statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, statements regarding the impact of the Restatement on certain historical financial statements and the Company’s liquidity position, and other factors discussed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC, as well as in the Company’s other filings with the SEC. These statements are based on current expectations on the date of this Form 6-K and involve a number of risks and uncertainties that may cause actual results to differ significantly, including that the process of preparing the restated Affected Financials or other subsequent events would require the Company to make additional adjustments to its previously issued financial statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: October 20, 2022	By:	/s/ Ying Huang
Name Ying Huang, Ph.D.
Title: Chief Executive Officer